

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 9, 2014

<u>**Via E-Mail**</u>

Trisha Robertson, Esq.
Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, British Columbia
Canada V7X 1L3

> **Re:** **Animas Resources Ltd.**
> **Schedule 14D-1F filed December 23, 2013, by Marlin Gold**
> **Mining Ltd.**
> **SEC File No. 005-87771**

Dear Ms. Robertson:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule 14D-1F**</u>

<u>I. Eligibility Requirements</u>

1. Please explain the basis for your conclusion that U.S. holders held less than 40% of the outstanding securities of Animas Resources. See Instruction 3 to I.A. of Schedule 14D-1F.

<u>III. Compliance with the Exchange Act</u>

2. Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with

corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Offer to Purchase for Cash

Conditions of the Offer, page

3.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Condition (l) on page 15 refers to events that "might make it inadvisable for the Offeror to proceed with the Offer…" The condition lacks specificity to allow for objective verification that it has been satisfied. Also, the determination of whether or not condition (o) has been triggered remains in the bidder's "sole discretion." As a result, the bidder has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the referenced conditions to include an objective standard against which the bidder's discretion may be judged.. See Section 14(e) of the Exchange Act and General Instruction III. A. of Schedule 14D-1F.

4.   Refer to the penultimate paragraph in this section, on page 15 of the Offer to Purchase. We believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraph we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered by your own action or inaction. Please revise this language to comply with our position.

5.   In the same paragraph, the bidder explains that the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the bidder decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise your disclosure accordingly.

6.   The bidder explains the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time. This statement appears to be inconsistent with the statement in the opening paragraph in this section that indicates offer conditions will be satisfied or waived at or prior to offer expiration. We believe that defining the conditions as an ongoing right that may be asserted at any time suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all

conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidder is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions